UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission file number 1-12557

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Corporation Savings and Investment Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon  97024-9718

Cascade Corporation Savings and Investment Plan
Contents

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005	3

Notes to Financial Statements
December 31, 2005 and 2004	4-8

Supplemental Schedule

Schedule I: Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005	9

Signatures	10

Note:                   Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Cascade Corporation Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cascade Corporation Savings and Investment Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon
May 31, 2006

Cascade Corporation Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
ASSETS
Investments at fair value
Cascade Corporation common stock	$8,277,766	$7,969,027
Registered investment companies	29,901,318	27,660,414
Collective trust funds	22,620,955	21,472,576
Self-directed brokerage accounts	422,600	266,080
Participant loans	764,285	717,759
Total investments	61,986,924	58,085,856

Receivables
Employer contribution	253,679	572,742
Total assets	62,240,603	58,658,598

LIABILITIES
Excess contributions payable	3,834	—

Net assets available for benefits	$62,236,769	$58,658,598

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005

Additions
Investment income
Net appreciation in fair value of investments	$2,886,354
Interest and dividends	1,321,135
Interest on participant loan payments	45,234
Total investment income	4,252,723

Contributions
Participant	2,684,195
Employer	1,369,553
Rollover	48,415
Total contributions	4,102,163
Total additions	8,354,886

Deductions
Benefits paid to participants	(4,774,184)
Administrative expenses	(2,531)
Total deductions	(4,776,715)

Net increase	3,578,171

Net assets available for benefits
Beginning of year	58,658,598
End of year	$62,236,769

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.     Description of the Plan

The following description of the Cascade Corporation Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that was established by Cascade Corporation (the “Company”) on January 1, 1987 to provide a means for savings and investment by employees for retirement purposes. The Plan was amended as of January 1, 1989 to include an employer contribution element and further amended January 1, 1994 to increase the Company’s contribution. In addition, the Plan was amended January 1, 2001 to reflect various statutory requirements (so-called “GUST” amendments) as well as certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan, as amended, exists for the exclusive benefit of eligible employees and is intended to comply with Sections 401 and 501 of the Internal Revenue Code (“IRC”), as amended, and related regulations. The Plan is administered by a committee (the “Committee”) composed of management of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”). Mercer Human Resource Services (“Mercer”) is the Plan’s Trustee, custodian and recordkeeper.

Eligibility

Employees of the Company in the United States of America, who are not covered by a collective bargaining agreement, are eligible to participate in the Plan. For purposes of eligibility for employer defined and matching contributions, a year of service (defined as the twelve-month period ending on the day preceding the anniversary of an employee’s date of hire or a calendar year starting after date of hire during which the employee has rendered at least 1,000 hours of service) is required.

Contributions

Participants may contribute up to 100% of their pretax annual compensation, as defined by the Plan and subject to certain annual individual deferral limitations under the IRC. Of this, up to 2 percent of base compensation may be contributed as a retiree medical elective deferral. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions ($4,000 in 2005). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, collective trust funds, Company stock and a self-directed brokerage account as investment options for participants.

As an incentive for participants to save, the Company contributes a 50% match on the participant’s first 6% of base compensation contributed to the Plan as a regular elective deferral. The Company also makes a 50% matching contribution on those amounts up to 2% of base compensation contributed to the Plan as a retiree medical elective deferral. Additionally, the Company contributes an amount equal to 4% of each eligible employee’s base compensation as a defined contribution amount, regardless of whether that eligible employee participates in the elective deferral portion of the Plan or not.

During 2004 the Principal Financial Group stock owned by the terminated Cascade Corporation Retirement Plan was sold and a portion of the proceeds was contributed in equal amounts to accounts of all Plan participants with over one year of service as of the contribution date. The contribution, which occurred January 27, 2005, totaled $330,204, or $685 per eligible participant. These participants are fully vested in this one-time, non-forfeitable contribution. This contribution amount is included in the employer contribution receivable in the Statement of Net Assets Available for Benefits as of December 31, 2004.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are vested immediately in their own contributions, including earnings thereon. Once eligibility is satisfied, participants are fully vested in the employer’s matching contributions, including the earnings thereon. A participant is fully vested in the employer’s defined contribution after five years of service. Defined contribution accounts are also fully vested upon normal or disability retirement and upon death while an employee if such events occur prior to the five year vesting requirement.

Participant Loans

The Plan allows for discretionary loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participant loans are secured by the balance remaining in the participant’s account, and loan repayments are paid through payroll deductions. Loan terms range from one to five years. The interest rate for a participant loan is fixed as of the loan issue date, and is based on the U.S. Prime Rate plus 1%. As of December 31, 2005, the participant loan interest rate was 8.25%.

Payment of Benefits

Participant contributions and the vested portion of the Company contributions, including earnings thereon, may be withdrawn for a financial hardship as stipulated in the Plan provisions. Upon termination or retirement, all participant contributions and vested Company contributions, including earnings thereon, are distributed in a lump sum payment upon request of the participant. Terminated participants may keep their vested benefits in the Plan subject to a $5,000 threshold. Vested balances less than $5,000 are distributed to the participant as a lump-sum distribution.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. During the year ended December 31, 2005, employer contributions were reduced by $404,060 due to forfeitures. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $9,383 and $382,763, respectively.

2.     Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in the Company common stock are valued at the last reported sales price on the valuation date or, if no sales are reported for the day, the last published sales price. Investments in collective trust funds and registered investment companies are stated at net asset value, based upon the market value of the underlying securities, as determined or provided by Mercer. Collective trust funds represent investments held in pooled funds. Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments. The self-directed brokerage account allows participants to invest in investment holdings of their choice, within the parameters set by the Plan. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

On December 29, 2005, The Financial Accounting Standards Board (“FASB”) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans and establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP. The FSP is effective for financial statements issued for periods ending after December 15, 2006. Management intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006. The adoption of the FSP will result in modifications to financial statement presentation and disclosure requirements including the following:  Investments in collective investment funds that hold benefit-responsive investment contracts will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the collective investment fund shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued. At December 31, 2005 and 2004, there were no amounts payable to participants.

Plan Expenses

All administrative and investment management expenses of the Plan are paid by the Company, except for transactional charges such as loan and stock trading fees, which are paid by the particular participants involved.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist of investments in mutual funds, common stock, collective trust funds and receivables. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.              Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2005	2004
S&P 500 Index Fund, 365,353 and 393,499 units, respectively	$11,753,402	$12,092,220
Putnam Stable Value Fund, 10,867,553 and 9,380,356 units, respectively	10,867,553	9,380,356
Cascade Corporation common stock, 176,461 and 199,475 shares, respectively	8,277,766	7,969,027
American Funds AMCAP Fund, 428,854 shares	8,169,667	—
The George Putnam Fund of Boston, 438,936 and 433,737 shares, respectively	7,865,731	7,833,295
Victory Diversified Stock Fund, 280,573 shares	4,752,912	—
Putnam International Equity Fund, 164,459 and 146,608 shares, respectively	4,297,304	3,471,684
Strong Growth & Income Fund, 190,622 shares	—	4,065,977
Putnam New Opportunities Fund, 97,857 shares	—	4,063,990
Janus Mercury Fund, 185,176 shares	—	3,994,249

During 2005 the Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) increased in value by $2,886,354 as follows:

Cascade Corporation common stock	$1,360,019
Registered investment companies	974,977
Collective trust funds	530,967
Common stock	20,391
$2,886,354

4.     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.     Related-Party Transactions

Certain Plan investments represent funds invested in, or maintained by Putnam Investments. Fees paid to Mercer by the Company on behalf of the Plan for investment management services amounted to $7,427 for the year ended December 31, 2005. Putnam Investments and Mercer are owned by the same parent company, Marsh & McLennan Co. Therefore, these transactions qualify as exempt party-in-interest transactions.

Certain Plan investments are shares of Company common stock. Purchases and sales of Company common stock were $698,800 and $1,750,077, respectively, for the year ended December 31, 2005. At December 31, 2005 and 2004, the Plan held $8,277,766 and $7,969,027, respectively, of Company common stock.

6.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

Supplemental Schedule

Cascade Corporation Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005                                                                                                                                                             Schedule I

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower	Maturity Date, Rate of Interest	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost (1)	Value

	Common Stock
*	Cascade Corporation, 176,461 shares	Common Stock	—	$8,277,766

	Registered investment companies
	American Funds AMCAP Fund, 428,854 shares	Mutual Fund	—	8,169,667
*	The George Putnam Fund of Boston, 438,936 shares	Mutual Fund	—	7,865,731
	Victory Diversified Stock Fund, 280,573 shares	Mutual Fund	—	4,752,912
*	Putnam International Equity Fund, 164,459 shares	Mutual Fund	—	4,297,304
	Royce Premier Investor Class Fund, 128,645 shares	Mutual Fund	—	2,168,953
	Vanguard Total Bond Market Index Fund, 190,595 shares	Mutual Fund	—	1,917,381
	American Funds Europacific Growth Index Fund, 6,565 shares	Mutual Fund	—	266,753
	Vanguard Small Cap Growth Index Fund, 14,391 shares	Mutual Fund	—	236,442
	Vanguard Mid Cap Index Fund, 10,513 shares	Mutual Fund	—	185,353
*	Putnam Money Market Fund, 40,822 shares	Mutual Fund	—	40,822
	Total registered investment companies			29,901,318

	Collective trust funds
*	Putnam S&P 500 Index Fund, 365,353 units	Common Collective Trust	—	11,753,402
*	Putnam Stable Value Fund, 10,867,553 units	Common Collective Trust	—	10,867,553
				22,620,955

	Self-directed brokerage accounts	Self-directed accounts	—	422,600

*	Participant loans	5.00% - 10.50%, maturities from 2006 to 2010	—	764,285

				$61,986,924

*     Represents a party-in-interest to the Plan.

(1)  Cost information has been omitted with respect to participant-directed investments under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Corporation Savings and Investment Plan
Date: June 29, 2006
	By:	Cascade Corporation Savings and Investment Plan Administrative Committee

	By:	/s/ Richard S. Anderson
Richard S. Anderson
Administrative Committee Member